ShiftPixy, Inc.

January 30, 2019

Ms. Sara von Althann

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549-7010

Re: ShiftPixy, Inc.

Registration Statement on Form S-3

Filed December 24, 2018

File No. 333-229004

Dear Ms. von Althann

We hereby request acceleration of the above Registration Statement filed on Form S-3 to Friday, February 1, 2019 at 5 p.m. Eastern Standard Time, or such later time or date as is practical.

Thank you for your consideration.

Sincerely,

/s/ Scott W. Absher
Scott W. Absher, President
ShiftPixy, Inc.